UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Spin-off of SK Planet’s 11st Business and Merger of SK TechX into SK Planet

On June 19, 2018, the Board of Directors of SK Planet Co., Ltd. (the “SK Planet”), a subsidiary of SK Telecom Co., Ltd., resolved to (1) spin off its 11st business into a newly established company and (2) to merge SK TechX Co., Ltd. (“SK TechX”) with and into SK Planet.

A.	Spin-off of 11st Business

1. Subsidiary Company			SK Planet Co., Ltd.

2. Spin-off Method			SK Planet intends to incorporate a new company (the “Spun-Off Company”) through a spin-off of SK Planet’s 11st business, including Scinic, Gifticon and 11pay.

3. Purpose of Spin-off			To enhance the level of specialization and enhance competitiveness and growth potential by strengthening core competencies of the businesses.

4. Spin-off Ratio			SK Planet: 0.8565581 Spun-Off Company: 0.1434419

5. Details of Business and Assets to be Transferred subsequent to Spin-off			Any assets/liabilities, rights/obligations or other items of value of the 11st business (including Scinic, Gifticon and 11pay).

6. Surviving Company after Spin-off	Company Name		SK Planet Co., Ltd.
	Summary Financial Information as of March 31, 2018 (in millions of Won)	Total Assets	836,011	Total Liabilities	344,357
		Total Shareholders’ Equity	491,654	Capital Stock	25,032
	Revenue for the Year ended December 31, 2018 (in millions of Won)		303,585
	Main Business		Data and technology-based business
7. Newly Established Company after Spin-off	Company Name		11st Co., Ltd. (preliminary)
	Summary Financial Information as of March 31, 2018 (in millions of Won)	Total Assets	582,806	Total Liabilities	499,906
		Total Shareholders’ Equity	82,900	Capital Stock	4,192
	Revenue for the Year ended December 31, 2018 (in millions of Won)		688,005
	Main Business		E-commerce and internet-related business

8. Scheduled Date of Shareholders’ Meeting			July 31, 2018

9. Period for filing objection by the Creditors			July 31, 2018 to August 31, 2018

10. Effective Date of Spin-off			September 1, 2018

11. Scheduled Spin-off Registration Date			September 4, 2018

12. Date of Board Resolution (Decision Date)			June 19, 2018

13. Other Matters Relating to an Investment Decision

•  The above schedule and details relating to the spin-off may change based on further negotiation among related parties as well as applicable laws and regulations and is subject to the approval of the general shareholders’ meeting scheduled for July 31, 2018.

•  The capital stock of the surviving company and the newly established company set forth in Items 6 and 7 above are based on the separate financial statements as of March 31, 2018 prepared in accordance with Korean IFRS and are subject to change as of the effective date of the spin-off.

•  Subsequent to the spin-off, the Spun-Off Company intends to obtain approximately Won 500 billion in funding from a third party.

B. Merger of SK TechX

1. Subsidiary Company	SK Planet Co., Ltd.

2. Merger Method	SK Planet intends to merge SK TechX with and into SK Planet.

3. Purpose of Merger	To enhance management efficiency and create synergies.
4. Merger Ratio	SK Planet: SK TechX = 1 : 3.0504171 The merger ratio has been determined in accordance with relevant laws and reviewed by an external appraisal firm.

5. New shares to be issued	24,480,006 common shares

6. Company to be Merged	Company Name	SK TechX Co., Ltd.
Summary Financial Information as of December 31, 2017 (in millions of Won)	Total Assets	836,011	Total Liabilities	344,357
Total Shareholders’ Equity	491,654	Capital Stock	25,032
Revenue for the Year ended December 31, 2018 (in millions of Won)	303,585
Main Business	Develops and supplies software and computer systems

7. Scheduled Date of Shareholders’ Meeting	July 31, 2018

8. Period for filing objection by the Creditors	July 31, 2018 to August 31, 2018

9. Effective Date of Merger	September 1, 2018

10. Scheduled Merger Registration Date	September 7, 2018

11. Scheduled Delivery Date of New Shares	September 21, 2018

12. Appraisal Rights

Pursuant to Article 522-3 of the Korean Commercial Code, a dissenting shareholder may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the relevant shareholders’ meeting, only in the event that such shareholder has provided its intent to dissent prior to such shareholders’ meeting in writing.

The expected exercise price of appraisal rights is Won 47,737 per share.

Period for exercising appraisal rights: July 31, 2018 to August 20, 2018.

13. Date of Board Resolution (Decision Date)	June 19, 2018

14. Other Matters Relating to an Investment Decision

•  The above schedule and details relating to the merger may change based on further negotiation among related parties as well as applicable laws and regulations and is subject to the approval of the general shareholders’ meeting scheduled for July 31, 2018.

•  The merger is conditioned upon the closing of the spin-off the 11st business described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: June 19, 2018

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